SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

Exhibit

99.1 Release dated November 16, 2006, entitled “6% SENIOR CONVERTIBLE NOTES REPAID IN FULL”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 16, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
6% SENIOR CONVERTIBLE NOTES REPAID IN FULL
DRDGOLD announced today that it has repaid in full its outstanding 6% Senior Convertible Notes due 2006.
DRDGOLD had raised the money in November 2002 for new acquisitions and capital expansion programmes.
The most significant of these were:
-  the initial purchase of a 19.9% stake in Emperor Mines, which subsequently led to the creation of the third-largest ASX listed gold producer. DRDGOLD’s holding in Emperor Mines is now
78.72%.
-  the building of a new surface plant at DRDGOLD South Africa’s Blyvooruitzicht operation, enabling it to re-process vast surface resources. The new surface plant is producing around 30
000 oz of gold annually at below $300/oz.
By repaying the Notes in cash, DRDGOLD has also lowered its fully diluted share capital by 17.6m shares, the underlying equity of the original Notes.
The aggregate principal amount of the Notes is US$66 million, plus the accrued original issue discount and interest.
DRDGOLD paid a total of US$69 630 000 to the holders of the Notes from cash reserves and borrowing facilities when they matured on 12 November 2006. DRDGOLD’s obligations under the
Notes have now been satisfied and discharged.
Statements in this announcement may include forward-looking statements within the meaning of the
Securities Act and the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by DRDGOLD from time to time in its filings with the Securities and Exchange
Commission. As a result of these factors, DRDGOLD’s actual results may differ materially from those indicated or implied by such forward-looking statements. For further information, please contact Ilja
Graulich, head of Investor Relations, at +27 11 219 8700.

Johannesburg
16 November 2006
Sponsor
Standard Bank